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[DELL NEWS LOGO]

FOR IMMEDIATE RELEASE
                                                MEDIA CONTACT:
                                                Michele Moore
                                                Dell Computer Corporation
                                                (512) 728-4100

                                                INVESTOR CONTACTS:
                                                Don Collis, Ken Smith
                                                Dell Computer Corporation
                                                (512) 728-8671, (512) 728-4034

                 DELL COMPUTER CORPORATION DECLARES DIVIDEND
                DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS



        AUSTIN, TEXAS, NOVEMBER 29, 1995 -- The Board of Directors of Dell Computer Corporation (Nasdaq:DELL) today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the company's common stock.

        The Rights are designed to assure that all of the company's stockholders receive fair and equal treatment in the event of any proposed takeover of the company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of the company without paying all stockholders a control premium.

        The Rights are intended to enable all of the company's stockholders to realize the long-term value of their investment in the company. They will not prevent a takeover, but would encourage anyone seeking to acquire the company to negotiate with the Board prior to attempting a takeover.

        The Rights will be exercisable only if a person or group acquires 15 percent or more of the company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $225.

        If the company is acquired in a merger or other business combination transaction after a person has acquired 15 percent or more of the company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price.




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DELL COMPUTER CORPORATION DECLARES DIVIDEND
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        In addition, if a person or group acquires 15 percent or more of the company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the company's common shares having a market value of twice such price.

        Following the acquisition by a person or group of beneficial ownership of 15 percent or more of the company's common stock and prior to an acquisition of 50 percent or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-thousandth of a share of the new series of junior participating preferred stock) per Right.

        Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the company's common stock, the Rights are redeemable for one-tenth of a cent per Right at the option of the Board of Directors.

        The Board of Directors is also authorized to reduce the 15 percent thresholds referred to above to not less than 10 percent.

        The Board was unanimous in its business judgment that Michael S. Dell, founder, chairman and chief executive officer of the company, would not engage in any transactions that would be to the disadvantage of stockholders and that, if any other third party were to seek to pursue such transactions, the best interests of stockholders would be served if the Rights were not triggered by Mr. Dell's ownership or acquisition of company stock. Consequently, neither Mr. Dell's ownership, nor his further acquisition of company securities, will cause the Rights to become exercisable or non-redeemable or will trigger the other features of the Rights.

        The dividend distribution will be made on December 13, 1995, payable to stockholders of record on that date. The Rights will expire on November 29, 2005. The Rights distribution is not taxable to stockholders.

        A Fortune 500(R) company, Dell Computer Corporation is the world's leading direct marketer of computer systems and one of the largest computer manufacturers in the world, based on revenues of $4.8 billion for the past four quarters. Dell designs and customizes products and services to end-user requirements, and offers and extensive selection of peripherals and software through the DellWare (R) program. Information on Dell and its products can be obtained through its toll-free number, 1-800-BUY-DELL (1-800-289-3355) or by accessing the Dell World Wide Web server at http://www.dell.com/.


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